Profit and Loss

Oakland's Proof, LLC DBA Alkali Rye
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Catering Income	23,609.06
Discounts given	46.44
Sales	17,718.12
Shopify Discount	-16,570.96
Shopify Returns	-4,707.62
Shopify Sales	790,098.65
Shopify Shipping Income	3,263.16
Total for Income	**$813,456.85**
Cost of Goods Sold	
Catering COGS	2,443.28
Club Subscription COGS	10,482.00
Cost of Goods Sold	0
Beverages for Sale	0
Spirits Purchases	
Total for Beverages for Sale	**0**
Total for Cost of Goods Sold	**0**
Merchandise and Retail	1,126.30
Merchant Fees	20,711.58
Packaging & Shipping Supplies - COGS	3,504.28
Product COGS	464,874.61
Shipping	4,341.86
Total for Cost of Goods Sold	**$507,483.91**
Gross Profit	**$305,972.94**
Expenses	
Advertising & Marketing	826.52
Bank Charges & Fees	2,152.62
Dues and Subscriptions	144.86
Email Marketing	1,659.73
Insurance	0
Liability Insurance	6,013.06
Total for Insurance	**$6,013.06**
Marketing Tools & Software	1,724.90
Meals & Entertainment	4,625.79
Occupancy	0
Rent & Lease	82,399.00
Repairs & Maintenance	5,881.76
Shop Supplies and Decor	6,432.89

Profit and Loss

Oakland's Proof, LLC DBA Alkali Rye
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Utilities	0
Alarm	1,214.84
Garbage and Waste	2,992.50
Gas and Electric	5,496.65
Water	1,368.90
Total for Utilities	**$11,072.89**
Total for Occupancy	**$105,786.54**
Office Supplies	2,593.66
Outside Contractors & Services	$1,000.00
Accounting and Tax Prep	21,500.00
Cleaning and Janitorial	7,130.00
Independent Contractor Support	$7,020.50
Marketing Consultant	18,673.13
Total for Independent Contractor Support	**$25,693.63**
Operations	12,067.00
Photography & Videography	4,600.00
Total for Outside Contractors & Services	**$71,990.63**
Payroll Expenses	0
Healthcare Benefits	12,008.05
Management Guaranteed Payment	74,700.00
Payroll Service Fees	1,808.39
Payroll Taxes	8,097.03
Payroll Wages	83,895.57
Worker's Comp	1,832.00
Total for Payroll Expenses	**$182,341.04**
Postage and Delivery	3,082.68
Software & Web Services	13,631.67
Taxes & Licenses	0
Annual Corp Tax	3,600.00
Annual Property Tax	362.05
Business Tax	1,524.08
California Redemption Value	1,262.40
Permits	3,420.02
Total for Taxes & Licenses	**$10,168.55**
Travel	281.97
Total for Expenses	**$407,024.22**
Net Operating Income	**-$101,051.28**
Other Income	
Interest Earned	35.28

Profit and Loss

Oakland's Proof, LLC DBA Alkali Rye

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Rewards & Bonuses	1,543.65
Total for Other Income	**$1,578.93**
Other Expenses	
Amortization Expense	2,583.48
Depreciation Expense	10,666.78
Interest Paid	27,537.36
Penalties and Interest	122.49
Total for Other Expenses	**$40,910.11**
Net Other Income	**-$39,331.18**
Net Income	**-$140,382.46**

Balance Sheet

Oakland's Proof, LLC DBA Alkali Rye

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Beneficial Checking x0574	46,495.71
Beneficial Savings x2533	13,192.13
Bill.com Money Out Clearing	-5,753.36
Self Help Savings x5610	403.56
Total for Bank Accounts	**$54,338.04**
Accounts Receivable	
Accounts Receivable (A/R)	7,439.06
Total for Accounts Receivable	**$7,439.06**
Other Current Assets	
Channel Clearing Account	0
Shopify alkali-rye.myshopify.com Clearing Account	
Shopify alkali-rye.myshopify.com Other Payment Gateway Clearing Account	29,276.60
Total for Channel Clearing Account	**$29,276.60**
Inventory	112,292.01
Undeposited Funds	
Total for Other Current Assets	**$141,568.61**
Total for Current Assets	**$203,345.71**
Fixed Assets	
ABC Liquor License	19,388.00
Accumulated Amortization	-17,798.48
Accumulated Depreciation	-62,784.78
Furniture, Fixtures and Equipment	45,426.74
Goodwill	31,545.00
Leasehold Improvements	106,974.74
Total for Fixed Assets	**$122,751.22**
Other Assets	
Security Deposit	19,184.00
Total for Other Assets	**$19,184.00**
Total for Assets	**$345,280.93**

Balance Sheet

Oakland's Proof, LLC DBA Alkali Rye

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	73,829.37
Total for Accounts Payable	**$73,829.37**
Credit Cards	
AMEX x1006	26,694.33
Chase x9321	9,921.83
Total for Credit Cards	**$36,616.16**
Other Current Liabilities	
Accrued Expenses	
Bluevine Line of Credit	
California Department of Tax and Fee Administration Payable	
Channel Sales Tax Payable	0
Shopify Sales Tax	22,192.36
Total for Channel Sales Tax Payable	**$22,192.36**
Sales Tax Payable	
Self Help Loan	5,324.97
Short-Term Loan	0
Jessica Personal Expenses	
Shopify Capital Loan	
Total for Short-Term Loan	**0**
Total for Other Current Liabilities	**$27,517.33**
Total for Current Liabilities	**$137,962.86**
Long-term Liabilities	
Long-Term Loans	0
Cheryl Lew	20,000.00
Inner City Advisor	21,428.80
REAL People's Fund	$250,000.00
Accrued Interest	555.55
Total for REAL People's Fund	**$250,555.55**
Sean Fong	
Total for Long-Term Loans	**$291,984.35**
SBA Loan	105,400.00
Total for Long-term Liabilities	**$397,384.35**
Total for Liabilities	**$535,347.21**

Balance Sheet

Oakland's Proof, LLC DBA Alkali Rye
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-225,348.92
Net Income	-140,382.46
Investment	0
Arthur Chen & Peggy Saika	75,000.00
Chris Darby	10,000.00
Eddy "Xiao Fei" Zheng	25,000.00
Edwin Eng & Welmin Militante	10,000.00
Miya Saika Chen & Amado Uno	10,000.00
Priscilla & James Borrelli	10,000.00
Victor Uno and Josie Camacho	10,000.00
Total for Investment	**$150,000.00**
Opening Balance Equity	-4,654.92
Owner's Investment	$5,000.00
Jessica's Owner Investment	19,640.00
Kori's Owner Investment	10,076.39
Total for Owner's Investment	**$34,716.39**
Owner's Pay & Personal Expenses	-4,396.37
Total for Equity	**-$190,066.28**
Total for Liabilities and Equity	**$345,280.93**

Statement of Cash Flows

Oakland's Proof, LLC DBA Alkali Rye

January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-140,382.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	-46,367.46
Accounts Receivable (A/R)	-7,439.06
Accrued Expenses	-4,709.71
Accumulated Amortization	2,583.48
Accumulated Depreciation	10,666.78
AMEX x1006	3,249.90
Bluevine Line of Credit	-287.56
California Department of Tax and Fee Administration Payable	
Channel Clearing Account:Shopify alkali-rye.myshopify.com Clearing Account	7,118.71
Channel Clearing Account:Shopify alkali-rye.myshopify.com Other Payment Gateway Clearing Account	-23,892.40
Channel Sales Tax Payable:Shopify Sales Tax	-4,895.65
Chase x9321	2,982.76
Inventory	-44,060.24
Self Help Loan	-6,030.15
Short-Term Loan:Jessica Personal Expenses	-0.30
Short-Term Loan:Shopify Capital Loan	-16,344.13
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$127,425.03**
Net cash provided by operating activities	**-$267,807.49**
INVESTING ACTIVITIES	
Furniture, Fixtures and Equipment	-14,242.72
Leasehold Improvements	-20,283.99
Net cash provided by investing activities	**-$34,526.71**
FINANCING ACTIVITIES	
Long-Term Loans:Inner City Advisor	-10,714.20
Long-Term Loans:REAL People's Fund	250,000.00
Long-Term Loans:REAL People's Fund:Accrued Interest	555.55
Opening Balance Equity	-4,654.92
Owner's Investment	5,000.00
Owner's Investment:Jessica's Owner Investment	18,340.00
Owner's Investment:Kori's Owner Investment	10,076.39
Owner's Pay & Personal Expenses	-747.90
Retained Earnings	-9,474.12
SBA Loan	7,296.00
Net cash provided by financing activities	**$265,676.80**
NET CASH INCREASE FOR PERIOD	**-$36,657.40**
Cash at beginning of period	**$90,995.44**
CASH AT END OF PERIOD	**$54,338.04**